Exhibit 99.2

GOLD RESERVE INC.

March 31, 2023

Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations, dated May 17, 2023 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the March 31, 2023 unaudited interim consolidated financial statements and related notes and the December 31, 2022 audited consolidated financial statements.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 3-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for the three months ended March 31, 2023 and 2022 equaled 0.7397 and 0.7896, respectively, and the exchange rate at March 31, 2023 and December 31, 2022 equaled 0.7394 and 0.739, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that may state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside its control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation:

●	risks associated with the timing and ability to appeal, contest, reverse or otherwise alter the resolution of the Bolivarian Republic of Venezuela (“Venezuela”) Ministry of Mines to revoke the mining rights held by our joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities, including the Venezuelan Supreme Court of Justice or any adverse outcome of such efforts, the Resolution and/or the ability to take other legal actions including with respect to non-compliance by Venezuela of its obligations under the Settlement Agreement;

●        risks associated with sanctions imposed by the U.S. and Canadian governments targeting Venezuela (the "Sanctions") and/or whether we are able to obtain (or get results from) relief from such sanctions, if any, obtained from the U.S. Office of Foreign Asset Control or “OFAC” or other similar regulatory bodies in Canada or elsewhere:

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-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy;
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law);
-	The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela and interact with Venezuela as to Siembra Minera and the Resolution, which is expected to continue for an indeterminate period of time; and
-	Even if there is a successful appeal of the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project (as defined herein), and the Sanctions will continue indefinitely until modified by the U.S. or the Canadian government;

●        risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company has requested, or may request in the future, to engage in certain Venezuela-related transactions;

●        risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement (as defined below). As of the date of this report, Venezuela still owes the Company an estimated $998 million (including interest of approximately $220 million) related to the original settlement obligation of approximately $1.032 billion, which was payable in a series of monthly payments ending on or before June 15, 2019 (as amended, the "Settlement Agreement");

●        risks associated with recovering funds under our Settlement Agreement with the government of Venezuela, including our ability to repatriate any such funds;

●        risks associated with our ability to resume our efforts to enforce and collect the September 2014 arbitral award granted pursuant to the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (the "Award"). These risks include incurring the costs of enforcement and collection of the Award and the timing and success of that effort, if Venezuela ultimately fails to honor its commitments pursuant to the Settlement Agreement;

●	risks associated with the phase out of LIBOR and our ability, if and when it's possible to engage with the Venezuelan government, to either agree with Venezuela on a new interest benchmark or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new benchmark;

●        even if there is a successful appeal or other outcome with respect to the Resolution there would be:

o	risks associated with Venezuela's failure to honor its commitments associated with the formation, financing and operation of Siembra Minera (a company formed to develop the Siembra Minera Project which is comprised of certain gold, copper, silver and other strategic mineral rights located in Bolivar State, Venezuela (the “Siembra Minera Project”));
o	risks associated with the ability of the Company to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
o	the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") may not be realized in the future;
o	risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project; and
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o	risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by the Company and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;

●        risks associated with filing a claim, if warranted, against Venezuela for breach of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project and/or the Settlement Agreement. The cost of prosecuting such a claim(s) over a number of years could be substantial, and there is no assurance that we would be successful in our claim(s) or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project and/or the Settlement Agreement or were unable to collect compensation in respect of our claim(s), the Company would be adversely affected;

●	risks associated with potential tax, accounting or financial impacts that may result from the current audits of our tax filings by U.S. and Canadian tax authorities (or any future ones);
●	risks associated with Camac Partners LLC’s activist campaign or any other activist from time to time, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including appealing or contesting the Resolution;
●	risks associated with bonus plan participants claiming Siembra Minera is “proceeds” for purposes of such bonus plan, including costs associated therewith and amounts paid in settlement, if any;

●        risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;

●        risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

●	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;
●	risks associated with the ability of the Company to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, which may result in the Company not being able to produce accurate and timely financial statements and other public filings;

●        risks associated with shareholder dilution resulting from the future sale of additional equity, if required;

●        risks associated with the value realized, if any, from the disposition of the assets related to our previous mining project in Venezuela known as the "Brisas Project";

●        risks associated with the abilities of and continued participation by certain employees;

●        risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject; and

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the SEC, the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

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These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Report on Form 20-F, including, but limited to, the section entitled “Risk Factors” therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the SEC and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

THE COMPANY

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. We were incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014. We are the successor issuer to Gold Reserve Corporation, which was incorporated in the United States in 1956. We have only one operating segment, the exploration and development of mineral properties. We employed five individuals as of March 31, 2023. Our Class A common shares (the "Class A Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") and quoted on the OTCQX under the symbol GRZ and GDRZF, respectively.

Our registered office is located at the office of Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Canada. Telephone and fax numbers for our registered agent are 403.267.8222 and 403.264.5973, respectively. Our administrative office is located at 999 West Riverside Avenue, Suite 401, Spokane, WA 99201, U.S.A. and our telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively. The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to the Company. The site is located at www.sec.gov. Similar information can also be found on our website at www.goldreserveinc.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. The information found on, or accessible through, our website does not form part of this MD&A.

We have no commercial operations or production at this time. Historically we have financed our operations through the issuance of common shares, other equity securities and debt and from payments made by Venezuela pursuant to the Settlement Agreement. Funds necessary for ongoing corporate activities, or other future investments and/or transactions if any, cannot be determined at this time and are subject to available cash, any future payments under the Settlement Agreement and/or collection of the unpaid Award (as defined herein) in the courts or future financings.

BUSINESS OVERVIEW

The Company is engaged in the business of evaluating, acquiring, exploring and developing mining projects.

Exploration Prospects

Siembra Minera

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project.

In March 2022, the Ministry issued a Resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations. Siembra Minera filed a

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reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied. Even if there is a successful appeal or overturning of such resolution, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

Further details regarding the Siembra Minera Project can be found in our Annual Information Form dated April 29, 2022 and our Management Discussion and Analysis dated April 29, 2022, each filed as exhibits to our Annual Report on Form 40-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 and on www.sedar.com.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains Net Smelter Returns (“NSRs”) with respect to (i) “Precious Metals” produced and recovered from the LMS Property equal to 3% of NSRs on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the LMS Property equal to 1% of NSRs on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSRs to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company.

Management’s Recent Activities

Management’s focus has been on the collection of the remaining amounts owed to us by Venezuela and working toward all remedies that are available to us with respect to the Siembra Minera Project.

Settlement Agreement and Formation of Siembra Minera

In October 2009, we initiated a claim (the “Brisas Arbitration”) under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (“ICSID”) to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project (as herein defined) in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us an Award totaling $740.3 million. The Award (less legal costs and expenses) currently accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our technical mining data (the “Mining Data”) associated with our previous mining project in Venezuela (the “Brisas Project”) for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera as a Venezuelan company, by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (“the Mining Rights”) primarily related to the historical Brisas and Cristinas areas located in Bolivar State comprising the Siembra Minera Project.

As of the date of this MD&A, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals an estimated $998 million (including interest of approximately $220 million). In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, as management has not yet determined that payment from Venezuela is probable.

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The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, if and when it is possible to engage with the Venezuelan government, we expect that, if necessary, we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

The terms of the Settlement Agreement also included Venezuela’s obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this MD&A, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement.

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. We are evaluating all legal rights and remedies that are available to us under Venezuelan and other laws, under the Settlement Agreement and otherwise and, in late 2022, we filed for an appeal of the Resolution with the Venezuelan Supreme Court of Justice. We also requested a precautionary measure of suspension of the effects of the Resolution which was denied. Even if the Resolution is successfully annulled, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued CVRs that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of March 31, 2023, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, all of which has been paid to the CVR holders other than approximately $60,000 which has not yet been distributed.

A dispute existed between us and the holder of the majority of the CVRs, a related party. The holder believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022, approximately $112,000 of which remained payable as of March 31, 2023. As of the date of this report, substantially all of these payments have been made.

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially in the same manner as Net Proceeds for the CVR. The Bonus Plan is administered by independent members of the Board of Directors.

Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of March 31, 2023, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants other than approximately $70,000 which has not yet been distributed.

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Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA") which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by shareholders of the Company ("Shareholders") in respect of a special resolution.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of obligations related to the CVR and Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

Venezuela's Political, Economic and Social Conditions

Venezuela continues to experience political, economic and social turmoil. The country’s foreign currency earnings continue to fall due to reduced oil exports caused by declining production at PDVSA, the state-owned oil company, along with low oil prices and the impact of U.S. Sanctions. The country's overall infrastructure, social services network, and economy continue to deteriorate.

In early January 2023, the opposition National Assembly agreed not to extend the dual or interim government of Juan Guaidó any further, and the interim government was dissolved as a result. Additionally, the Assembly established a commission to oversee the country’s assets abroad in an effort to prevent the Maduro Administration from accessing those assets. All embassies in other countries opened by the interim government have been closed.

The U.S., Canada, and a few other countries that recognized the Juan Guaidó government still don’t recognize the Maduro Administration. The U.S., Canada, and others have called upon the Maduro Administration to hold free and fair presidential elections in the near term with the expectation of some Sanctions relief, if that were to occur. Countries including Colombia, Brazil, Mexico, and certain other Latin American and European countries are normalizing relations with the Maduro Administration.

The existing conditions in Venezuela and the Sanctions are expected to continue in the foreseeable future, adversely impacting our ability to collect the remaining amount owed to us by Venezuela under the Settlement Agreement and/or Award or to have the Resolution annulled.

U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various Sanctions targeting Venezuela. The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons, persons in Canada or Canadians outside Canada from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela or to contest the Resolution, which is expected to continue for an indeterminate period of time.

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The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. It also impacts our ability to contest the Resolution. Even if we are successful in appealing the Resolution by the Ministry to revoke the mining rights in connection with the Siembra Minera Project, the Sanctions continue to restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project and, until Sanctions are lifted, would obstruct any ability for us to develop the Siembra Minera Project as originally planned.

Legal Proceedings

Recognition and Enforcement of Arbitral Award in the United States

The Company obtained an order dated November 20, 2015, confirming and entering judgment on the Brisas ICSID Award in the U.S. District Court for the District of Columbia (DDC). Venezuela's appeal of this order was dismissed pursuant to the terms of the 2016 Settlement Agreement between Gold Reserve and Venezuela. The Company registered its DDC Judgment in the U.S. District Court for the District of Delaware (Delaware District Court) and, by order dated March 31, 2023, the Company obtained a conditional writ of attachment fieri facias against the shares of PDV Holding, Inc. (PDVH), the indirect parent company of CITGO Petroleum Corp., one of the largest oil refiners in the United States. Petroleos de Venezuela, S.A. (PDVSA), the holding company of PDVH, appealed this order on April 10, 2023. On May 1, 2023, the U.S. Office of Foreign Asset Control (“OFAC”) published guidance stating that it will not take enforcement actions against individuals or entities participating in the previously announced sales process for the shares of PDVH. The Company is in the process of requesting that it be designated as an Additional Judgment Creditor in the sales process and if successful may be entitled to a share of the proceeds of any such sale. On May 1, 2023, OFAC issued a license to the Clerk of the Court for the Delaware District Court, authorizing the issuance and service of writs of attachment granted by the court to judgment creditors such as the Company against the shares of PDVH. On May 5, 2023, the U.S. Court of Appeal for the Third Circuit granted PDVSA’s motion for a temporary stay of the Company’s case in the Delaware District Court and set an expedited schedule for briefing and hearing PDVSA’s appeal.

Portugal Attachment

By order dated January 13, 2023, the Lisbon District Court granted the motion filed by Gold Reserve Inc. and Gold Reserve Corporation (USA) to attach and seize funds deposited at a Portugal state owned bank up to the amount of EUR 21,368,805.12.  On February 20, 2023, the Lisbon District Court’s attachment order was effective. The Company is now in the process of instituting a "main action" required to execute against the attached funds.

Venezuela Political-Administrative Chamber of the Supreme Court of Justice (“APC”)

On November 24, 2022, the Company filed a nullity appeal and requested a precautionary measure of suspension of effects before the APC to declare the absolute nullity of the administrative act contained in Resolution No. 100-DM-00073 (“Resolution No. 73”) issued by the Ministry of People’s Power for Ecological Mining Development on May 27, 2022, and notified to the Empresa Mixta Ecosocialista Siembra Minera, S.A. (EMESM) on May 30, 2022, which ratified in every one of its parts Resolution No. 005 issued on March 7, 2022, and notified to EMESM on March 9, 2022, which terminated the mining rights granted to EMESM through the Transfer Decree No. 2.788 of March 20, 2017, and against which EMESM exercised the corresponding Administrative Request for Reconsideration. On February 9, 2023, the APC denied the Company’s precautionary request to suspend the effects of Resolution No. 73. The trial hearing of the nullity appeal is expected to take place in the late second quarter or third quarter of 2023.

Financial Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations, the 2019 Return of Capital to Shareholders and results of operations. Recent operating results and our overall financial position and liquidity are primarily impacted by expenses associated with activities related to the Siembra Minera Project, Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing and by Venezuela's failure to honor its monetary and non-monetary obligations under the Settlement Agreement in a timely manner.

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As discussed elsewhere in this MD&A, the Sanctions have and will continue to adversely impact our ability to collect the remaining amounts due associated with the Settlement Agreement and/or Award. Even if there is a successful annulment of the Resolution to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We may need to rely on additional capital raises in the future. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Liquidity and Capital Resources

At March 31, 2023, we had cash and cash equivalents of approximately $10.7 million which represents a decrease from December 31, 2022 of approximately $4.7 million. The net decrease was primarily due to a $2.9 million net investment in term deposits with original maturities of between 3 and 12 months. Additionally, cash decreased as a result of cash used in operations as more fully described in the “Operating Activities” section below.

	2023	Change	2022
Cash and cash equivalents	$10,666,252	$(4,714,237)	$15,380,489

As of March 31, 2023, we had financial resources including cash, cash equivalents, term deposits and marketable securities totaling approximately $41.6 million (predominantly held in U.S. and Canadian banks and financial institutions), machinery and equipment intended to be sold with a carrying value of approximately $1.0 million (See Note 6 to the consolidated financial statements), an income tax receivable of approximately $8.1 million (See Note 10 to the consolidated financial statements), and short-term financial obligations consisting of accounts payable, accrued expenses and contingent value rights of approximately $0.7 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, the annulment of the Resolution, the removal of Sanctions, an increase in legal expenses related to enforcement and collection of our Award, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. We may need to rely on additional capital raises in the future.

Operating Activities

Cash flow used in operating activities for the three months ended March 31, 2023 and 2022 was approximately $1.8 million and $1.1 million, respectively. Cash flow used in operating activities consists of net loss adjusted for gains and losses on marketable securities, non-cash interest income, non-cash expense items primarily related to stock option compensation and depreciation and certain non-cash changes in working capital.

Cash flows used in operating activities during the three months ended March 31, 2023 increased from the prior comparable period primarily due to payments of severance and accounts payable made in the first quarter of 2023.

Investing Activities

Cash flows used in investing activities increased during the three months ended March 31, 2023 due to the net purchase of term deposits. The Company did not have cash flows from investing activities during the three months ended March 31, 2022.

Financing Activities

The Company did not have cash flows from financing activities during the three months ended March 31, 2023 and 2022.

10

Contractual Obligations

Our current contractual obligation payments as of March 31, 2023 consist of amounts due pursuant to the Bonus Plan and CVR agreements of approximately $0.1 million. As described above and in Note 2 to the consolidated financial statements, the Company is obligated to make payments under the Bonus Plan and CVR agreements based on the after-tax amounts received from Venezuela under the Settlement Agreement and/or Award.

The Company maintains change of control agreements with certain officers and employees as described in Note 9 to the consolidated financial statements. As of March 31, 2023, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $4.9 million.

During the fourth quarter of 2021, the Company implemented a three-year cost reduction program which included a reduction in senior management compensation coupled with an incentive bonus plan. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of March 31, 2023, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments, upon the occurrence of certain events, related to termination of employment. The Company has contractual obligation payments related to the 2022 retirement of a senior executive which amount to$150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three months ended March 31, 2023 was approximately $1.1 million compared to consolidated net loss of $1.5 million during the comparable period in 2022.

	2023	2022	Change
Income	$ 487,957	$ 43,376	$444,581
Expenses	(1,582,023)	(1,588,763)	6,740
Net loss for the period	$(1,094,066)	$(1,545,387)	$451,321

Income (loss)
	2023	2022	Change
Interest income	$457,330	$12,098	$445,232
Gain on marketable equity securities	35,932	20,799	15,133
Foreign currency gain (loss)	(5,305)	10,479	(15,784)
	$487,957	$43,376	$444,581

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. For the three months ended March 31, 2023, income increased over the prior year primarily as a result of an increase in interest income due to an increase in interest rates partially offset by a decrease in foreign exchange gain.

Expenses

	2023	2022	Change
Corporate general and administrative	$1,053,080	$902,058	$151,022
Siembra Minera Project and related costs	–	223,237	(223,237)
Exploration costs	10,434	8,189	2,245
Legal and accounting	293,970	398,606	(104,636)
Settlement Agreement enforcement	183,931	18,177	165,754
Equipment holding costs	40,608	38,496	2,112
Total expenses	$1,582,023	$1,588,763	$(6,740)
11

Corporate general and administrative expense during the three months ended March 31, 2023 increased from the prior comparable period primarily due the allocation of costs previously classified as Siembra Minera Project and related costs partially offset by a decrease in compensation costs. In the first quarter of 2023, the costs previously classified as Siembra Minera Project and related costs included $0.2 million of certain Venezuelan related costs which are expected to continue as they may be relevant to the Company’s future activities with respect to the Resolution, other legal support activities and/or the Settlement Agreement. Siembra Minera Project costs decreased from the prior comparable period as a result of the March 2022 Venezuelan Ministry of Mine’s issuance of the Resolution to revoke the mining rights of Siembra Minera and the reallocation of certain costs previously associated with the Siembra Minera project to corporate general and administrative expense. Legal and accounting expenses decreased primarily as a result of a decrease in professional fees associated with the Resolution to revoke the Siembra Minera mining rights, tax compliance and other corporate matters. Settlement Agreement enforcement expense increased due to legal and other costs associated with enforcement and collection of the Award. Overall, total expenses for the three months ended March 31, 2023 were consistent with the comparable period in 2022.

Summary of Quarterly Results (1)

Quarter ended	3/31/23	12/31/22	9/30/22	6/30/22	3/31/22	12/31/21	9/30/21	6/30/21
Income (loss)	$487,957	$322,504	$60,039	$40,754	$43,376	$(76,489)	$12,563	$95,416
Net loss
before tax	(1,094,066)	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)	(1,745,073)
Per share	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)
Fully diluted	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)
Net loss	(1,094,066)	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)	(4,933,399)	(2,044,043)	(1,745,073)
Per share	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)
Fully diluted	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)	(0.05)	(0.02)	(0.02)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

In the first quarter of 2023, income increased due to increased interest income as a result of an increase in interest rates. In the fourth quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates. In the third quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates, partially offset by a decrease in gain on marketable equity securities. In the second quarter of 2022, income decreased as a result of fluctuations in currency exchange rates resulting in foreign currency losses in the second quarter of 2022 compared to foreign currency gains in the first quarter of 2022. The decrease in income was partially offset by an increase in interest as a result of higher interest rates. In the first quarter of 2022, income increased primarily as a result of unrealized gains on marketable equity securities. In the fourth quarter of 2021, income decreased as a result of unrealized losses on marketable equity securities, foreign currency loss and losses on disposition of property, plant and equipment. In the third quarter of 2021, income decreased due to a decrease in the gain on sale of equipment and an increase in foreign currency loss. In the second quarter of 2021, income increased due to a gain on sale of equipment.

In the first quarter of 2023, net loss decreased primarily due to increased interest income as a result of an increase in interest rates. In the fourth quarter of 2022, net loss increased primarily due to an increase in contingent value rights expense, write-down of property, plant and equipment and Settlement Agreement enforcement expense. In the third quarter of 2022, net loss decreased primarily due to a decrease in severance expense. In the second quarter of 2022, net loss increased primarily as a result of severance expense and legal and other costs related to the revocation, reinstatement efforts and potential damages claims associated with the Siembra Minera mining rights. In the first quarter of 2022, net loss decreased as a result of a reduction in compensation expense including non-cash stock option expense. In the fourth quarter of 2021, net loss increased primarily as a result of an increase in non-cash stock option compensation expense and a loss on impairment of cash in a bank account. In the third quarter of 2021, net loss increased due primarily to an increase in legal and accounting expense and a decrease in income. In the second quarter of 2021, net loss decreased as a result of decreases in legal, accounting and arbitration costs and a gain on sale of equipment.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.